Via Facsimile and U.S. Mail
Mail Stop 4720

December 10, 2009

Kyle Kennedy
President, Chief Executive Officer, Chairman of the Board
Seafarer Exploration Corp.
14497 N. Dale Mabry Highway, Suite 209N
Tampa, Florida 33618

Re: Seafarer Exploration Corp.
Form 10-K for the Year Ended December 31, 2008
Filed May 11, 2009
File No. 000-29461

Dear Mr. Kennedy:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 5

1. Please revise your business section to describe the material terms of each of the below agreements, including, but not limited to any payment provisions, division of artifacts recovered, usage restrictions, exclusivity provisions, obligations/rights to defend, other rights obtained and material obligations that must be met to keep the agreement in place, term and termination provisions. In addition, please advise us of the current status of these agreements.

   - Exhibit 10.1 - Agreement by and between Tulco Resources, Ltd., and Seafarer Exploration, Inc. dated February 2007; and

- Exhibit 10.4 - Agreement Regarding Research and Recovery of Archaeological Material Between Florida Division of Historical Resources and Tulco Resources, Ltd. and Seafarer Exploration Corp. dated November 4, 2008.

2. On page 31 of this filing you state that in December 2008 you obtained environmental permits related to the exploration and salvage of the Juno Beach shipwreck from the Department of the Army/Corp. of Engineers and the Florida Department of Environmental Protection. On page 16 of your amended Form 10-K filed on September 29, 2009, you reference a research and recovery permit granted by the Florida Division of Historical Resources. Please expand your disclosure in your business section to describe these permits, including, but not limited to, usage restrictions, process to obtain, maintenance requirements, term of the permit and all conditions or termination provisions of the permits. In addition, please advise us of the current status of all your permits and provide us with copies of each of your permits.

Item 9B. Other Information, page 31
Environmental Permits/Agreements, page 31

3. You disclose that you have an agreement with the Florida Sovereign Submerged Land Trust which is conditionally in effect until December 22, 2013. Please expand your disclosure in your business section to describe the material terms of this agreement, including, but not limited to any payment provisions, division of artifacts recovered, usage restrictions, exclusivity provisions, other rights obtained and material obligations that must be met to keep the agreement in place, term and termination provisions. Please also file a copy of this agreement pursuant to Item 601(b)(10) of Regulation S-K.

Signatures, page 37

4. We note that your filing does not include the signatures of your principal financial officer, principal accounting officer and a majority of your directors pursuant to General Instruction D.2 of Form 10-K. Please promptly amend your Form 10-K to include these signatures.

*   *   *   *

Please amend your Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Jennifer Riegel at (202) 551-3575, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director